

Antonio Agustín Méndez Delgado · 3rd

Business Development en Airtificial

Seville, Andalusia, Spain · Contact info

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AIRTIFICIAL

Universidad de Sevilla

About

Engineer with 10+ yrs of experience in the highly demanding aerospace industry. Skilled in electronic systems development and deployment along with a strong background in leadership, team management and project management.
I'm passionate about electronics and emerging technologies. Currently using my experience and skills to grow our business opportunities and developing next generation technologies for consumer electronics.

Activity

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Experience

Business Development
AIRTIFICIAL
Dec 2017 - Present · 5 yrs 3 mos
Sevilla y alrededores, España

Using my experience, skills and knowledge to find new business opportunities. Searching for potential customers, presenting our company's capabilities, understanding their needs and matching t ...see more

Co-founder and CTO
Kitchenery
Jul 2020 - Present · 2 yrs 8 mos

Kitchenery is a Hardware+ Software + Data company, we have developed proprietary wireless power transfer (WPT) technology curated for the Kitchen Appliance industry. Using our WPT module ...see more

Carbures
7 yrs 7 mos

- **Program Manager. Airborne Equipment**
  Jan 2016 - Dec 2017 · 2 yrs
  Sevilla y alrededores, España

  High-level project management in projects for new equipment development. Setting the main goals and lines of the project. Risks management and economical tracking. ...see more

- **Technical Lead Project Manager**
  Jun 2010 - Dec 2015 · 5 yrs 7 mos
  P.E. Aerópolis. Sevilla

  Project manager in the development of airborne equipments and R&D projects doing the following tasks:
  - Project management ...see more

Development Engineer
Militärtechnologie Dienst Und Überwachung, S.A.U.
Sep 2008 - Jun 2010 · 1 yr 10 mos
P.E. Aerópolis. Sevilla

Development engineer in R&D department in the development of an airborne equipment doing the following tasks: ...see more

R&D Engineer
Universidad de Sevilla
Mar 2008 - Sep 2008 · 7 mos
P.E. Aerópolis. Sevilla

Development engineer in MDU facilities on behalf of University of Seville in a R&D project to improve a aeronautical tests system (SEAS)

Education

Universidad de Sevilla
Telecommunication Engineer, Ingeniería eléctrica, electrónica y de comunicaciones
2002 - 2008

University of Cambridge
First Certificate in English, Lengua y literatura inglesa
2012 - 2012

First Certificate in English obtained in June 2012. Currently preparing myself for Certificate in Advance English

Licenses & certifications

Project Management Professional (PMP)®
Project Management Institute
Issued Sep 2017 · Expired Sep 2020
Credential ID 2077372
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Skills

Matlab
Endorsed by 2 colleagues at AIRTIFICIAL
8 endorsements

Altium Designer
Endorsed by Alejandro Moreno García and 1 other who is highly skilled at this
Endorsed by 3 colleagues at Carbures
7 endorsements

Team Management
Endorsed by 2 colleagues at AIRTIFICIAL
6 endorsements

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Publications

A new approach to characterize biological tissues using optical techniques for diagnosis purposes
World Congress on Medical Physics and Biomedical Engineering · Sep 7, 2009

Poster contribution to the Scientific Committee of the 11th World Congress on Medical Physics and Biomedical Engineering held in Munich in September 2009. ...see more

Other authors

Courses

Accounting and finances
Associated with Carbures

AutoCAD 2D
Associated with Carbures

Desarrollo de habilidades para mandos intermedios: liderazgo y comunicación
Associated with Carbures

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Projects

New Generation ARBS Flight Control Stick
Jun 2017 - Present
Associated with Carbures

Development and industrialisation of new version of the Flight Control Stick of the tail boom of A330MRTT aircraft. DAL A equipment. ...see more

Clean Sky. Flight EMA for Green Regional Aircraft
Apr 2013 - Present
Associated with Carbures

As part of Clean Sky consortium, Carbures Systems (MDU) have worked in the deveopment of an Electromechanical Actuator for a Green Regional Aircraft. EMA is design to be installed in the rudderva ...see more

Airborne equipment manufacturing suport
Jan 2012 - Dec 2017
Associated with Carbures

Together with production manager, I am responsible for airborne equipment manufacturing after they have been developed and qualified. This includes Weight On Wheels Electronic Card, Hydraulic Pump Current Lir ...see more

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Languages

Español
Native or bilingual proficiency

Francés
Elementary proficiency

Inglés
Full professional proficiency

Interests

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